EXHIBIT 19
Insider Trading Policy

for

Employees, Contract
and/or Temporary
Workers, Officers
and Directors

of

Genuine Parts Company

References in this policy statement to the Company or us include our subsidiaries, and references to employees include part-time and temporary employees, as well as consultants and other independent contractors.

GENUINE PARTS COMPANY

INSIDER TRADING POLICY STATEMENT

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about the company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade securities on the basis of such information. Companies and their controlling persons also are subject to liability if they fail to take reasonable steps to prevent insider trading by personnel.

For purposes of this policy, the Company considers “securities” to include both the Company’s equities and debt offerings (and all contracts, options, derivatives, and/or other trading activities related to the same).

Our policy is that no director, officer or other employee who is aware of material nonpublic information relating to us or our subsidiaries may directly or indirectly through family members or other persons or entities:

•buy or sell our securities (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, as discussed below) or engage in any other action to take personal advantage of that information; or

•provide that information, or recommend the purchase or sale of our securities based on that information, to others outside the Company, including family and friends.

In addition, our policy is that no director, officer or employee who, in the course of working for us, learns of material nonpublic information about another affiliated company (such as one of our suppliers or a company with which we may be negotiating a major transaction such as an acquisition, investment or sale) may trade in that company’s securities or tip the information to others until the information becomes public or is no longer material. Information that is not material to us may nevertheless be material to such other company.

Unless you have been provided guidance to the contrary from our General Counsel or Corporate Secretary you may not trade while you are aware of material nonpublic information even if you believe that the information has not influenced your trading decision—in other words, even if you would have traded without having the information.

Transactions that may be necessary or that may appear justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception to this policy. The securities laws do not recognize such mitigating circumstances, and in any event, you must avoid even the appearance of an improper transaction to preserve our reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information. Material nonpublic information has two important elements: (1) materiality and (2) public availability.

What Information is Material. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. You should consider any information that could reasonably be expected to affect our stock price, whether it is positive or negative, as material. Some examples (provided solely for illustration purposes) of information that ordinarily would be regarded as material are:

•Projections of short term future earnings or losses or other earnings guidance;
•Changes in previously released earnings estimates or guidance;
•Earnings or earnings forecasts that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed merger, acquisition, tender offer, acquisition or disposition of significant assets;
•Major new products/services or product/service developments;
•The gain or loss of a significant contract, order, client or supplier;
•Actual or threatened major litigation or regulatory action, or the resolution of such litigation or regulatory action;
•A significant disruption in the Company’s operations or loss, potential loss, breach, or unauthorized access of its property or assets, including its facilities and information technology infrastructure;
•Significant regulatory or legislative developments affecting us;
•A change in or other development regarding senior management or control;
•A change in dividend policy or the declaration of a stock split;
•An offering of additional securities; and

•The existence of financial liquidity problems.

When Information is “Public”. A common misperception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only after it has been released broadly to the marketplace (such as by press release, webcast conference or a SEC filing) and the investing public has had time to fully absorb the information. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the first full business day after the information is released. If, for example, we were to make an announcement on a Monday, you should not trade in our securities until Wednesday. If an announcement were made on a Friday, Tuesday generally would be the first eligible trading day.

Transactions by Family Members. The insider trading policy also applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in our securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in our securities). You are responsible for the transactions of these other persons and, therefore, you should make them aware of the need to confer with you before they trade in our securities.

Hindsight. Before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Transactions Under Incentive Plans. The insider trading policy applies to the exercise of a stock option, to the settlement of a stock appreciation right or to the exercise of a tax withholding right pursuant to which you elect to have us withhold shares subject to an option or a stock appreciation right to satisfy tax withholding requirements. The policy applies to any sale of the underlying stock awarded as “restricted stock” or received upon vesting or conversion of “restricted stock units” granted under any equity incentive plan.

Additional Prohibited Transactions. We consider engaging in short-term or speculative transactions in our securities by any director, officer or employee improper and inappropriate. Our policy is that directors, officers and employees may not engage in any of the following transactions:

Short-Term Trading. Short-term trading of our securities by a director or officer may be distracting to him or her and may unduly focus him or her on our short-term stock market performance instead of our long-term business objectives. For these and other reasons, any director or officer who purchases our securities in the open market may not sell any securities of the same class during the six months following the purchase.

Short Sales. Short sales of our securities evidence an expectation on the part of the seller that the securities will decline in value and therefore signal to the market that the seller has no confidence in us or our short-term prospects. In addition, short sales may reduce the seller’s incentive to improve our performance. For these and other reasons, you may not engage in short sales of our securities. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits directors and executive officers from engaging in short sales (i.e., sales of shares that the insider does not own at the time of sale, or sales of shares against which the insider does not deliver the shares within 20 days after the sale).

Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of our stock and therefore creates the appearance that the director, officer or other employee is trading based on inside information. Transactions in options also may focus the person’s attention on short-term performance at the expense of our long-term objectives. Accordingly, you may not engage in transactions in puts, calls or other derivative securities on an exchange or in any other organized market. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”).

Hedging Transactions. Certain forms of hedging or monetization transactions, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities but without the full risks and rewards of ownership. When that occurs, he or she may no longer have the same objectives as our other stockholders. Therefore, you may not engage in any such transactions.

Pledging Transactions. Executive officers and the Board of Directors are prohibited from pledging Company stock as collateral for a loan.

Standing Orders. Standing orders placed with a broker to sell or purchase stock at a specified price should be used only for a very brief period of time. A standing order leaves the seller with no control over the timing of the transaction. A standing order transaction executed by the broker when the seller is aware of material nonpublic information may result in unlawful insider trading.

Post-Termination Transactions. With the exception of the pre-clearance requirement, the insider trading policy continues to apply to your transactions in our securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in our securities until that information has become public or is no longer material.

Rule 10b5-1 Trading Plans.

The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act of 1934) that provides an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities (a “Trading Plan”) when you are not in possession of material, non-public information, even if it turns out that you had such information when the transaction is actually completed. The initiation of, and any modification to (including termination), any such Trading Plan will be deemed to be a transaction in our securities, and such initiation or modification (including termination) is subject to all limitations and prohibitions relating to transactions in our securities. Each such Trading Plan, and any modification (including termination) thereof, must be submitted to and pre-approved by the General Counsel or Corporate Secretary, who may impose such conditions on the implementation and operation of the Trading Plan as the General Counsel or Corporate Secretary deems necessary or advisable. However, compliance of the Trading Plan to the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, not the General Counsel or the Corporate Secretary.

Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.

Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) our stock without the restrictions of trading windows and black-out periods, even when there is undisclosed material information. A Trading Plan may also help reduce negative publicity that may result when key executives sell our stock. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer or employee may enter into a Trading Plan only when he or she is not in possession of material, non-public information, and only during a trading window period outside of the trading black-out period (as described above).

Although transactions effected under a Trading Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Trading Plan of a Section 16 reporting person must be reported to us promptly on the day of each trade to permit our filing coordinator to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 reporting person.

We reserve the right from time to time to suspend, discontinue or otherwise prohibit any transaction in our securities, even pursuant to a previously approved Trading Plan, if the General Counsel or Corporate Secretary, in their discretion, determines that such suspension, discontinuation or other prohibition is in the Company’s best interests. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in our securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Policy and result in a loss of the exemption set forth herein.

Officers, directors and employees may adopt Trading Plans with brokers that outline a pre-set plan for trading of our stock, including the exercise of options. Trades pursuant to a Trading Plan generally may occur at any time. Trading Plans must be reviewed, approved and counter-signed by the General Counsel or Corporate Secretary, and must comply in all respects with the requirements of Rule 10b5-1, which include the following:

•a cooling-off period for insiders of the later of (1) 90 days following adoption of the Trading Plan; or (2) two business days following the disclosure in certain periodic reports of our financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following adoption of the Trading Plan) before any trading can commence under the Trading Plan;

•a cooling-off period of 30 days for other persons;

•a condition for insiders to include a representation in their Trading Plan certifying, at the time of the adoption, that: (1) they are not aware of material nonpublic information about us or our securities; and (2) they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;

•a limitation on using multiple overlapping Trading Plans (except as otherwise permitted by Rule 10b5-1);

•a limitation on the ability of anyone other than issuers to rely on the affirmative defense for a single trade plan to one such Trading Plan during any consecutive 12-month period; and

•a condition that all persons entering into a Trading Plan must act in good faith with respect to that plan.

Please review the following description of how a Trading Plan works.

Pursuant to Rule 10b5-1, an individual’s purchase or sale of securities will not be “on the basis of” material, non-public information if:

•First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Trading Plan).

•Second, the Trading Plan must either:

–specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;

–include a written formula or computer program for determining the amount, price and date of the transactions; or

–prohibit the individual from exercising any subsequent influence over the purchase or sale of our stock under the Trading Plan in question.

•Third, the purchase or sale must occur pursuant to the Trading Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Trading Plan.

•Fourth, the Trading Plan must satisfy the requirements set forth above.

Revocation of Trading Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Trading Plan will be subject to the prior review and approval of the General Counsel or Corporate Secretary. Revocation is effected upon written notice to the broker. Once a Trading Plan has been revoked, the participant must wait until the applicable cooling-off period has expired as described above before trading outside of a Trading Plan or establishing a new Trading Plan. You should note that revocation of a Trading Plan can result in the loss of an affirmative defense for past or future transactions under a Trading Plan. You should consult with your own legal counsel before deciding to revoke a Trading Plan. In any event, you should not assume that compliance with the aforementioned cooling-off period will protect you from possible adverse legal consequences of a Trading Plan revocation.

A person acting in good faith may amend a prior Trading Plan so long as such amendments are made outside of a quarterly trading black-out period and at a time when the Trading Plan participant does not possess material, non-public information. Plan amendments must not take effect for at least 30 days after the plan amendments are made.

Under certain circumstances, a Trading Plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The General Counsel, Corporate Secreatry or administrator of our stock plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

Assistance

If you have a question about this policy statement or its application to any proposed transaction, you may obtain additional guidance from the Company’s General Counsel or Corporate Secretary whom you can reach by dialing the Company’s main telephone number - (678) 934-5000. Do not try to resolve uncertainties on your own because the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

GENUINE PARTS COMPANY

ADDENDUM TO INSIDER TRADING POLICY STATEMENT –
PRE-CLEARANCE AND BLACKOUT PERIOD PROCEDURES

General

This Addendum to the Insider Trading Policy Statement is meant to:

•help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on material nonpublic information (which could result, for example, when a director or an executive officer engages in a trade while unaware of a pending material development);

•assist directors and executive officers in complying with their SEC Forms 3, 4, 5 and 144 filing obligations, particularly the two-day Form 4 filing requirement; and

•help directors and executive officers avoid inadvertent “short swing” profit liability (i.e., with respect to shares held less than six months).

This addendum is in addition to and supplements our Insider Trading Policy Statement.

This addendum applies to directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”) and certain other designated employees (“covered persons”) who have access to material nonpublic information.

Pre-Clearance Procedures

Directors, executive officers, covered persons and any other persons who the General Counsel or Corporate Secretary designates as being subject to our pre-clearance procedures, together with their family members and other members of their households, may not engage in any transaction involving our securities (including a stock plan transaction such as an option exercise, gift, loan, pledge, hedge, contribution to a trust or any other transfer) at any time without first obtaining pre-clearance of the transaction from our General Counsel or our Corporate Secretary. A request for pre-clearance should be submitted at least two business days in advance of the proposed transaction. The General Counsel or Corporate Secretary is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. The General Counsel may not trade in our securities unless the Chief Executive Officer or President has approved the trade in accordance with the procedures set forth in this addendum.

Blackout Periods

Quarterly Blackout Periods. The announcement of our quarterly and annual financial results has the potential to have a material effect on the market for our securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, persons who are or may be expected to be aware of our quarterly and annual financial results, together with their family members and other members of their households, generally will be prohibited from trading in our securities during the period beginning on the first day after the end of our fiscal quarter or fiscal year and ending after the first full business day following our issuance of our quarterly or annual earnings release or analyst conference call. Persons subject to these quarterly blackout periods include all persons who are subject to our pre-clearance procedures, all employees in the accounting and finance departments and any other persons whom the General Counsel or Corporate Secretary designates as being subject to the quarterly blackout periods.

Interim Blackout Periods. We may on occasion issue interim earnings guidance by means of a press release, webcast conference, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. The same persons who are subject to quarterly blackout periods are generally prohibited from trading in our securities during the period beginning when we are assembling the interim earnings information to be released and ending when we release the information and the market has fully absorbed it. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the first full business day after the information is released.

Event-specific Blackout Periods. From time to time, an event may occur that is material to us and for which only a few directors or executives have knowledge. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as all other persons who are subject to our pre-clearance procedures, together with their family members and other members of their households, may not trade in our securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, another person whose trades are subject to pre-clearance requests permission to trade in our securities during an event-specific blackout, the General Counsel or Corporate Secretary will inform the requesting person of the existence of a blackout period without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the General Counsel or Corporate Secretary to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate service as a director, officer or employee, you may not trade in our securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this addendum will cease to apply to your transactions in our securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of service.

Company Assistance

If you have a question about this addendum or its application to any proposed transaction, you may obtain additional guidance from our General Counsel or our Corporate Secretary, whom you can reach by dialing the Company’s main telephone number - (678) 934-5000.